SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _)

VALLEY FORGE COMPOSITE TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

CUSIP No. 919639104

(CUSIP Number)

David Skriloff
MKM Capital Advisors, LLC
420 Lexington Avenue, Suite 1718
New York, NY  10170

With Copies To:

Marc J. Ross, Esq.
James M. Turner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 7)

CUSIP No. 919639104	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MKM Opportunity Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	5,379,631*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH
10	SHARED DISPOSITIVE POWER

5,379,631*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,379,631*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.51% *
14	TYPE OF REPORTING PERSON

CO
 *See Item 3 – Source and Amount of Funds or Other Consideration.

CUSIP No. 919639104	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MKM Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	5,379,631*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

5,379,631*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,379,631*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.51*
14	TYPE OF REPORTING PERSON

OO
 *See Item 3 – Source and Amount of Funds or Other Consideration.

CUSIP No. 919639104	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

David Skriloff
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	5,379,631*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

5,379,631*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,379,631*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.51%*
14	TYPE OF REPORTING PERSON

IN
 *See Item 3 – Source and Amount of Funds or Other Consideration.

Page 5 of 7 Pages

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of Valley Forge Composite Technologies, Inc., a Florida Corporation (the "Issuer"). The principal offices of the Issuer are located at 50 East River Center Blvd., Suite 820, Covington, KY 41011.

Item 2. Identity and Background.

 (a)-(c), (f).  This statement is being filed by MKM Opportunity Master Fund, Ltd. (“MKM Opportunity”), MKM Capital Advisors, LLC (“MKM Capital”) and David Skriloff (“Skriloff”; MKM Opportunity, MKM Capital and Skriloff collectively, the “Reporting Persons”).

MKM Opportunity, a Cayman Islands corporation, whose business address is c/o MKM Capital, 420 Lexington Avenue, Suite 1718, New York, NY 10170, is primarily engaged in the business of investments.

MKM Capital, a Delaware limited liability company, whose business address is 420 Lexington Avenue, Suite 1718, New York, NY 10170, is primarily engaged in the business of investments.

Skriloff, a United States citizen, has a business address at c/o MKM Capital, 420 Lexington Avenue, Suite 1718, New York, NY 10170.

MKM Capital Advisors serves as investment manager to MKM Opportunity and, as such, may be deemed to hold an indirect beneficial interest in the shares of Common Stock that are directly beneficially owned by MKM Opportunity. David Skriloff is the managing member of MKM Capital and the portfolio manager of MKM Opportunity, and, as such, may be deemed to hold an indirect beneficial interest in the shares of Common Stock that are directly beneficially owned by MKM Opportunity. Each Reporting Person disclaims beneficial ownership of all securities other than those owned of record by such Reporting Person.

(d) and (e).  During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations  or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Persons were or are the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Sophisticated investors and institutions who have placed their funds within MKM Opportunity Master Fund, Ltd. in a hedge fund structure of investment and returns.  MKM Capital Advisors is the advisor of MKM Opportunity Master Fund, Ltd. and not an entity that takes investments.

Page 6 of 7 Pages

As of October 13, 2010, MKM Opportunity owned 3,351,060 shares of Common Stock and warrants to purchase up to 2,082,571 shares of Common Stock.

For purposes of determining the percentages reported in this Schedule 13D, the Reporting Persons utilized 63,186,202 shares of the Issuer’s total number of shares of Common Stock based upon (i) 61,103,631 issued and outstanding shares as reported on the Issuer’s Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on August 23, 2010 and (ii) 2,082,571 of the Reporting Persons’ warrants to purchase Common Stock of the Issuer on an as converted basis.

For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Persons is 5,379,631 shares, based upon 3,351,060 shares of Common Stock owned by the Reporting Persons and an additional 2,082,571 shares of Common Stock issuable upon exercise of warrants.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Persons were issued for the purpose of acquiring an interest in the Issuer.  The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action  with  respect to, the matters listed in  paragraphs  (a) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of their shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 5,379,631 shares of common stock of the Issuer, which represents 8.51% of the issued and outstanding shares of the Issuer. Please see Item 3 – Source and Amount of Funds or Other Consideration.

(b) The Reporting Persons have shared power to vote or dispose of 5,379,631 shares of common stock of the Issuer. Please see Item 3 – Source and Amount of Funds or Other Consideration.

(c) Other than the acquisition of the shares reported herein, the Reporting Persons have effected the following transactions in the shares of the Issuer during the past 60 days:

In September 2010, the Issuer purchased 1,500 shares of common stock in the open market.
In August 2010, the Issuer purchased 23,500 shares of common stock in the open market.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Page 7 of 7 Pages

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

MKM Opportunity Master Fund, Ltd.

October 13, 2010	By:	/s/ David Skriloff
Name: David Skriloff
Title: Portfolio Manager

MKM Capital Advisors, LLC

October 13, 2010	By:	/s/ David Skriloff
Name: David Skriloff
Title: Managing Member

DAVID SKRILOFF

October 13, 2010	By:	/s/ David Skriloff
Name: David Skriloff